Exhibit 99.6

To Our Shareholders,

Fiscal Q3 2016 is highlighted by the announcement of top-line results from our diabetes drug candidate TT401. In parallel, the Company has commenced an interaction with the FDA to assess the future development plan for the ELND005 program. Subsequent to the quarter end, the Company also announced the start of the TT701 Phase 2 study in prostate cancer patients that have undergone a radical prostatectomy procedure and Lilly’s decision on TT401 Phase 3 development.

Neuropsychiatric Drug Candidate ELND005

ELND005 is an orally bioavailable small molecule with an extensive clinical program of completed Phase 1 and Phase 2 studies. This drug candidate is being investigated for Alzheimer’s related disease indications on the basis of its proposed dual mechanism of action, which includes β-amyloid anti-aggregation and regulation of brain myo-inositol levels. A Phase 2/3 study in 350 Alzheimer’s patients with agitation and aggression was completed in 2015. Although the primary endpoint of the study was not met, a post-hoc analysis did identify a patient population with moderate and severe agitation and aggression that showed a significant improvement with 12 weeks of ELND005 treatment.

Based on these findings and a subsequent response from the FDA, the Company is performing a further analysis of the Phase 2 data to address questions raised by the FDA and assess the future development of the ELND005 program.

Diabetes Drug Candidate TT401

TT401 is a once-weekly administered oxyntomodulin analog, with dual agonist activity on the GLP1 and Glucagon receptors. TT401 is the most clinically advanced drug candidate among the new class of GLP1-glucagon receptor dual agonists. The product profile for this class of diabetes drug candidates is to provide type 2 diabetes individuals with blood-glucose control and greater weight loss than GLP1 single agonists.

In February 2016, the Company announced the top line results from a recently completed Phase 2 study of 420 type 2 diabetes individuals. The highest dose of TT401 once-weekly administered peptide demonstrated significantly superior weight loss to currently approved extended release exenatide and placebo after 12 and 24 weeks of treatment. TT401 also provided similar HbA1c reduction as exenatide at weeks 12 and 24. The study demonstrated that TT401 had an acceptable safety and tolerability profile consistent with GLP-1 single agonists.

Following this data announcement, Lilly had a designated time period to review the data and elect to advance TT401 to Phase 3 development. On April 18, 2016, the Company announced that it has received notification that Lilly will not elect to advance diabetes drug candidate, TT401 into Phase 3 development. Under the companies’ collaboration agreement, all TT401 development and commercialization rights will be transferred to Transition. The royalty that Transition is eligible to receive on sales of related Lilly compounds remains unaffected. Going forward, Lilly will be eligible to receive a royalty on future TT401 sales and a royalty on TT401 non-royalty income.

Transition is unencumbered to advance TT401 on its own or with a third party. Transition is preparing a development plan for the clinical advancement of TT401. The superior activity of TT401 over exenatide extended release in weight reduction together with the late clinical stage of this asset relative to other GLP1-glucagon dual agonist drug candidates provides a unique opportunity for Transition. We look to advance TT401, and in parallel, identify a well-suited commercialization partner for Phase 3 clinical development activities and commercialization preparations.

Selective Androgen Receptor Modulator Drug Candidate TT701

Prostate cancer is the most common cancer in men in the US, with its incidence rising due to effective screening with the Prostate Specific Antigen “PSA” test. Most of these men have organ-confined prostate cancer and excellent prospects of long term survival. Substantial improvement in survival in men with prostate cancer has now focused attention on the high prevalence of bothersome symptoms which reduce their overall quality of life. These symptoms include sexual and physical dysfunction and low vitality. Therapeutic strategies are required to identify drug candidates to aid these men living with these symptoms. One such therapeutic strategy is to target androgen deficiency, an important and potentially remediable contributor to these symptoms. TT701, a selective androgen receptor modulator (SARM), is mechanistically well positioned to address androgen deficiency and provide benefit to these patients.

In April 2016, the Company announced the dosing of the first patient of a Phase 2 study of SARM drug candidate TT701. The Phase 2 study is evaluating the efficacy and safety of TT701 in improving the symptoms of androgen deficiency (sexual symptoms, fatigue/low vitality, and physical dysfunction) in men with prostate cancer who have undergone radical prostatectomy for organ-localized prostate cancer. Brigham and Women’s Hospital (BWH) is conducting the investigator-led Phase 2 clinical study which is expected to enroll up to 125 subjects at selected specialized clinical sites including BWH. The principal investigator for the Phase 2 study is Dr. Shalender Bhasin, Director of the Research Program in Men’s Health: Aging and Metabolism at BWH and an internationally recognized endocrinologist with expertise in testosterone biology and men’s aging.

Looking Ahead

The Company is approaching the future with a balanced perspective on building value with its existing drug candidates and leveraging its financial assets and development team to identify additional programs that will grow the product pipeline. For ELND005, our interaction with the FDA will provide guidance on future development and determine the options for advancement of this asset. The transfer of all TT401 development and commercialization rights to Transition provides the opportunity to access the economics of a Phase 2 diabetes product candidate with demonstrated superiority on weight loss to a current leading therapy. The start of the TT701 Phase 2 study allows for partnering with a clinical leader in testosterone biology to meet a growing medical need that cannot be addressed with current standards of androgen replacement therapy, such as testosterone.

In parallel with these existing programs, the Company has a strong drug development team and a unique skill set for partnerships with large pharma and biotech companies. The Company has been in discussions with potential partners on the acquisition of new development programs to drive future growth.

We appreciate the continued support of our shareholders and look forward to providing an update on the progress of these programs in the coming year.

Dr. Tony Cruz

Chairman and CEO

Transition Therapeutics Inc.